FORM 51-102F3
MATERIAL CHANGE REPORT

1.

Name and Address of Company:

Enterra Energy Trust ("Enterra" or the "Trust")
2600, 500 - 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

2.

Date of Material Change:

November 9, 2006

3.

News Release:

The press release reporting the material change was released on November 9, 2006 through the services of Canada Newswire.

4.

Summary of Material Change:

Enterra announced that it has revised the terms of its previously announced agreement to sell, on a bought deal basis to a group of underwriters, securities for total gross proceeds of approximately $155 million (all amounts are in Canadian funds). The revised terms provide for the issuance of approximately $35 million of trust units at an issue price of $8.10 per trust unit and $120 million of unsecured subordinated debentures convertible into trust units at a price of $9.25 per trust unit. Closing of the offering, which is subject to customary regulatory approvals, is expected to occur on November 21, 2006.

5.

Full Description of Material Change:

Enterra announced that it has revised the terms of its previously announced agreement to sell, on a bought deal basis to a group of underwriters, securities for total gross proceeds of approximately $155 million (all amounts are in Canadian funds). The revised terms provide for the issuance of approximately $35 million of trust units at an issue price of $8.10 per trust unit and $120 million of unsecured subordinated debentures convertible into trust units at a price of $9.25 per trust unit. Closing of the offering, which is subject to customary regulatory approvals, is expected to occur on November 21, 2006.

Enterra has also granted to the underwriters an over-allotment option to purchase up to an additional $5.26 million of trust units at the offering price and an additional $18 million of debentures, exercisable up to 30 days from the closing of the offering.

The net proceeds from the offering, together with drawings under the previously announced $200 million senior secured credit facilities, will be used to repay in full all indebtedness under the outstanding bridge facilities incurred in part to finance the acquisition of the Trust's Oklahoma assets.

The debentures will have a face value of $1,000 per debenture, a coupon of 8.00% and a final maturity date of December 31, 2011. The debentures will pay interest semi-annually on June 30 and December 31, with the initial interest payment on June 30, 2007, representing accrued interest from closing of the offering to that date.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.

Omitted Information:

Not Applicable.

8.

Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Victor Roskey
Senior Vice President and CFO
Enterra Energy Trust
Tel:

(403) 538-3580

9.

Date of Report:

November 16, 2006.